SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549


                    Schedule 14D-9
      Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
                   (Amendment No. 1)


                 Rainforest Cafe, Inc.
               (Name of Subject Company)


          State of Wisconsin Investment Board
          (Names of Persons Filing Statement)


              Common Stock, No Par Value
            (Title of Class of Securities)


                       75086K104
         (CUSIP Number of Class of Securities)

                  Cynthia L. Richson
          State of Wisconsin Investment Board
                121 East Wilson Street
               Madison, Wisconsin  53703
                    (608) 267-0882
    (Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

                    With copies to:
                   Scott A. Moehrke
                 Godfrey & Kahn, S.C.
                780 North Water Street
              Milwaukee, Wisconsin  53202
                    (414) 273-3500



   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEMS 1. - 8.

     Incorporated by reference to SWIB's Schedule 14D-9 filed with the SEC on October 3, 2000.



ITEM 9.   EXHIBITS.

     The following exhibits are filed with this
Statement:

     Exhibit
        No.                  Description

        a.1 Press Release dated September 26, 2000 (incorporated by reference to SWIB's Preliminary Schedule 14D-9 filed with the SEC on October 2, 2000)

        a.2 Press Release dated October 3, 2000 (incorporated by reference to SWIB's Schedule 14D-9 filed with the SEC on October 3, 2000)

        a.3   Letter to Shareholders dated October 5, 2000


                       SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                STATE OF WISCONSIN
                                INVESTMENT BOARD


                                By: /s/ Joseph E. Gorman
                                Name:  Joseph E. Gorman
                                Title: Chief Investment Officer-Equities

Dated:  October 4, 2000